SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. )*

Baosheng Media Group Holdings Limited

(Name of Issuer)

Ordinary shares, $0.0005 par value per share

(Title of Class of Securities)

G08908108**

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** CUSIP number G08908108 has been assigned to the ordinary shares (“Ordinary Shares”) of the Issuer, which are listed on the Nasdaq Capital Market under the symbol “BAOS.”

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G08908108

1	Name of Reporting Person EJAM New Media Holdings Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 2,000,000 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,000,000 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 6.84% (2)
12	Type of Reporting Person FI

(1)	Represents 2,000,000 ordinary shares held by EJAM New Media Holdings Limited, a British Virgin Islands company wholly owned by EJAM International Limited, a company formed in Hong Kong with limited liability and wholly owned by EJAM Group Co., Ltd., a company formed in the People’s Republic of China (the “PRC”). EJAM Group Co., Ltd. is owned as to 36.35% by Mr. Yanjun Hu.

(2)	The beneficial ownership percentage is calculated based on 29,260,784 ordinary shares of the Issuer issued and outstanding as of December 31, 2021.

CUSIP No. G08908108

1	Name of Reporting Person EJAM International Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 2,000,000 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,000,000 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 6.84% (2)
12	Type of Reporting Person FI

(1)	Represents 2,000,000 ordinary shares indirectly held by EJAM International Limited, a company formed in Hong Kong with limited liability, through its wholly owned subsidiary, EJAM New Media Holdings Limited, a British Virgin Islands company. EJAM International Limited is wholly owned by EJAM Group Co., Ltd., a company formed in the PRC and owned as to 36.35% by Mr. Yanjun Hu.

(2)	The beneficial ownership percentage is calculated based on 29,260,784 ordinary shares of the Issuer issued and outstanding as of December 31, 2021.

CUSIP No. G08908108

1	Name of Reporting Person EJAM Group Co., Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 2,000,000 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,000,000 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 6.84% (2)
12	Type of Reporting Person FI

(1)	Represents 2,000,000 ordinary shares indirectly held by EJAM Group Co., Ltd., a company formed in the PRC, through its indirect wholly owned subsidiary, EJAM New Media Holdings Limited, a British Virgin Islands company. EJAM Group Co., Ltd. is owned as to 36.35% by Mr. Yanjun Hu.

(2)	The beneficial ownership percentage is calculated based on 29,260,784 ordinary shares of the Issuer issued and outstanding as of December 31, 2021.

CUSIP No. G08908108

1	Name of Reporting Person Yanjun Hu
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 2,000,000 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,000,000 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 6.84 (2)
12	Type of Reporting Person IN

(1)	Represents 2,000,000 ordinary shares beneficially owned by Mr. Yanjin Hu. Mr. Yanjun Hu holds 36.35% of the equity interests in EJAM Group Co., Ltd., a company formed in the PRC, which in turn indirectly holds 2,000,000 ordinary shares of the Issuer through its indirect wholly owned subsidiary, EJAM New Media Holdings Limited, a British Virgin Islands company.

(2)	The beneficial ownership percentage is calculated based on 29,260,784 ordinary shares of the Issuer issued and outstanding as of December 31, 2021.

ITEM 1.

(a)	Name of Issuer:

Baosheng Media Group Holdings Limited

(b)	Address of Issuer’s Principal Executive Offices:

FLOOR 15, YONGHE EAST BUILDING B
NO. 28 ANDINGMEN EAST AVENUE
DONGCHENG DISTRICT, BEIJING
PEOPLE’S REPUBLIC OF CHINA 100007

ITEM 2.

(a)	Name of Person Filing:

(i)	EJAM New Media Holdings Limited
(ii)	EJAM International Limited
(iii)	EJAM Group Co., Ltd.
(iv)	Yanjun Hu

(collectively, the “Reporting Persons”)

(b)	Address of Principal Business Office, or if None, Residence:

The addresses of the Reporting Persons are:

(i)	EJAM New Media Holdings Limited

Floor 10, Xinghui Center, No. 122-2 Huangpu Blvd West

Guangzhou, Guangdong, People’s Republic of China 510630

(ii)	EJAM International Limited

Floor 10, Xinghui Center, No. 122-2 Huangpu Blvd West

Guangzhou, Guangdong, People’s Republic of China 510630

(iii)	EJAM Group Co., Ltd.

Floor 10, Xinghui Center, No. 122-2 Huangpu Blvd West

Guangzhou, Guangdong, People’s Republic of China 510630

(iv)	Yanjun Hu

Floor 10, Xinghui Center, No. 122-2 Huangpu Blvd West

Guangzhou, Guangdong, People’s Republic of China 510630

(c)	Citizenship:

(i)	EJAM New Media Holdings Limited

British Virgin Islands

(ii)	EJAM International Limited

Hong Kong

(iii)	EJAM Group Co., Ltd.

People’s Republic of China

(iv)	Yanjun Hu

People’s Republic of China

(d)	Title of Class of Securities:

Ordinary Shares, par value $0.0005 per share

(e)	CUSIP Number: G08908108

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Reporting Persons	Beneficial Ownership		Percentage of Total Ordinary Shares(1)	Sole Voting Power	Shared Voting Power		Sole Dispositive Power	Shared Dispositive Power
EJAM New Media Holdings Limited (2)	2,000,000	(3)	6.84%	0	2,000,000	(3)	0	2,000,000	(3)
EJAM International Limited (4)	2,000,000	(5)	6.84%	0	2,000,000	(4)	0	2,000,000	(5)
EJAM Group Co., Ltd. (6)	2,000,000	(7)	6.84%	0	2,000,000	(7)	0	2,000,000	(7)
Yanjun Hu	2,000,000	(8)	6.84%	0	2,000,000	(8)	0	2,000,000	(8)

(1)	The beneficial ownership percentage is calculated based on 29,260,784 ordinary shares of the Issuer issued and outstanding as of December 31, 2021.

(2)	EJAM New Media Holdings Limited is a British Virgin Islands company wholly owned by EJAM International Limited, a company formed in Hong Kong with limited liability and wholly owned by EJAM Group Co., Ltd., a company formed in the PRC. EJAM Group Co., Ltd. is owned as to 36.35% by Mr. Yanjun Hu.

(3)	Represents the number of ordinary shares held by EJAM New Media Holdings Limited as of December 31, 2021.

(4)	EJAM International Limited is a company formed in Hong Kong with limited liability and has a wholly owned subsidiary, EJAM New Media Holdings Limited, a British Virgin Islands company. EJAM International Limited is wholly owned by EJAM Group Co., Ltd., a company formed in the PRC and owned as to 36.35% by Mr. Yanjun Hu.

(5)	Represents the number of ordinary shares indirectly held by EJAM International Limited as of December 31, 2021.

(6)	EJAM Group Co., Ltd. is a company formed in the PRC and holds 100% of the equity interests in EJAM International Limited, which in turn holds 100% of the equity interests in EJAM New Media Holdings Limited, a British Virgin Islands company. EJAM Group Co., Ltd. is owned as to 36.35% by Mr. Yanjun Hu.

(7)	Represents the number of ordinary shares indirectly held by EJAM Group Co., Ltd. as of December 31, 2021.

(8)	Represents the number of ordinary shares beneficially owned by Mr. Yanjun Hu.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

Not applicable.

LIST OF EXHIBITS

Exhibit No.	Description
1	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 7, 2022

EJAM New Media Holdings Limited

/s/ Yanjun Hu
Name: Yanjun Hu
Title: Director

EJAM International Limited

/s/ Yanjun Hu
Name: Yanjun Hu
Title: Director

EJAM Group Co., Ltd.

/s/ Yanjun Hu
Name: Yanjun Hu
Title: Director

/s/ Yanjun Hu
Name: Yanjun Hu